NEWS RELEASE

Alderon Amends Hebei Agreement
Chinese Regulatory Approvals Expected by August 20

August 16, 2012	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) announces that it has amended its subscription agreement with Hebei Iron & Steel Group Co., Ltd. (“Hebei”) dated April 13, 2012 (the “Subscription Agreement”) to reduce the aggregate investment in Alderon and the Kami iron ore project (the “Kami Project”) from $194 million to $182.2 million. Hebei’s initial investment in Alderon and the Kami Project will now be an aggregate amount of C$182.2 million in exchange for 19.9% of the outstanding common shares of Alderon (the “Private Placement”) and a 25% interest in a newly formed limited partnership that will be established to own the Kami Project. While the investment proceeds for 19.9% of the outstanding common shares of Alderon have been reduced from $88.3 million to $62.2 million, the investment proceeds for the 25% interest in the Kami Project have been increased from $105.7 million to $120 million. There are no other amendments to the terms of the transaction. In addition, Hebei has informed Alderon that it fully expects to have all Chinese regulatory approvals for the transaction on or before August 20, 2012.

Chinese Regulatory Approvals

Hebei has confirmed to Alderon that the transaction has already received approval from the Hebei provincial branch of the National Development and Reform Commission (NDRC), the Ministry of Commerce for the Overseas Investment (MOFCOM) and from the State Asset Administration and Supervision Commission of Hebei Province (Hebei SASAC). Hebei has also confirmed that the only Chinese regulatory approval currently outstanding is from the State Administration of Foreign Exchange (SAFE). Hebei has informed Alderon that it fully expects to receive the outstanding regulatory approval on or before August 20, 2012.

Amendment Details

Under the terms of the amended Subscription Agreement, Hebei will subscribe for common shares at a price per share equal to C$2.41. Upon closing of the Private Placement, Hebei will acquire approximately 25,828,305 common shares for gross proceeds to the Company of C$62.2 million representing 19.9% of the issued and outstanding shares of Alderon.

As a result of the reduction in the common share subscription price, Hebei’s direct investment in the limited partnership will increase from C$105.7 million to C$120 million. Pursuant to the terms of the definitive agreements, within 15 business days of Hebei receiving a feasibility study that meets certain criteria, Hebei will contribute the C$120 million and Alderon will contribute the Kami Project and relevant properties to a newly formed limited partnership which will be owned as to 25% by Hebei and 75% by Alderon.

Hebei has also agreed to co-operate with Alderon in its efforts to attract additional off-take partners in respect of the annual production from the Kami Project that has not been committed to Hebei.

All other terms of the transaction remain the same including:

•	Hebei agrees to use its best efforts to assist in obtaining project debt financing for the Kami Project from financial institutions, including Chinese banks.

•
Alderon and Hebei will be required to contribute to capital expenditures for the development of the Kami Project not covered by initial capital contributions and project debt financing, in accordance with their respective interests.

•
Upon Hebei's acquisition of its 25% interest in the Kami Project, it will be obligated to purchase upon the commencement of commercial production, 60% of the actual annual production from the Kami Project up to a maximum of 4.8 million tonnes of the first 8.0 million tonnes of iron ore concentrate produced annually at the Kami Project. The price paid by Hebei will be based on the monthly average price per DMT for iron ore sinter feed fines quoted by Platts Iron Ore Index (including additional quoted premium for iron content greater than 62%) (“Platts Price”), less a discount equal to 5% of such quoted price. Hebei will also have the option to purchase additional tonnage at a price equal to the Platts Price, without any such discount.

Liberty Agreement

As a result of the amendment to the Subscription Agreement, the subscription agreement with Liberty Metals & Mining Holdings, LLC (“LMM”), a subsidiary of Liberty Mutual Insurance, is expected to be amended to adjust the price to C$2.41 per common share. As a result, LMM will acquire approximately 3,805,576 common shares of the Company for gross proceeds to the Company of C$9.2 million. This will allow LMM to maintain its relative proportionate interest in Alderon following the closing of the Hebei transaction.

In addition to the outstanding Chinese regulatory approvals discussed above, the transactions outlined in this news release remain subject to the approvals of the Toronto Stock Exchange and the NYSE MKT.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Vancouver, Toronto, Montreal, St. John’s and Labrador City.  Alderon’s Kami Project is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board

"Mark J Morabito"
Executive Chairman

Montreal Office	St. John’s Office	Labrador City	Toronto Office	Vancouver Office
T: 514-281-9434	T: 709-576-5607	T: 709-944-4820	T: 416-309-2138	T: 604-681-8030
F: 514-281-5048	F: 709-576-7541	F: 709-944-4827	F: 416-861-8165	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For Investor Relations, please call:
Konstantine Tsakumis
1-866-683-8030 ext. 232

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to (i) the closing of the Hebei transaction and (ii) the receipt of regulatory approvals for the Hebei transaction; (iii) the terms of the Hebei transaction; and (iv) production from the Kami Property.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals, the estimation of mineral resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Property in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Property may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year or other reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.